UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(RULE 13D-102)
(Amendment No. 1)*
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

ProAssurance Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74267C106
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed for purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provision of the Act
                (however, see the Notes).

CUSIP No. 74267C106
1.	Name of Reporting Person: Aubrey Derrill Crowe, M.D.

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power:
591,519 shares

6.	Shared Voting Power:
10,000 shares

7.	Sole Dispositive Power:
591,519 shares

8.	Shared Dispositive Power:
515,678 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,107,197 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9):
3.6%

12.	Type of Reporting Person: IN

Item 1(a).	Name of Issuer:

ProAssurance Corporation

Item 1 (b).	Address of Issuer's Principal Executive Offices:
100 Brookwood Place
Birmingham, AL 35209

Item 2 (a).	Name of Person Filing:
A. Derrill Crowe, M.D.

Item 2 (b).	Address of Principal Business Office:
3940 Montclair Rd, 3rd Fl
Birmingham, AL 35213-3038

Item 2 (c).	Citizenship:
United States of America

Item 2 (d).	Title of Class of Securities:
Common Stock, $0.01 par value per share

Item 2 (e).	CUSIP Number:
74267C106

Item 3.
Not Applicable.  Reporting person is filing this Schedule 13G pursuant to 240.13d-2(b).  The reporting person originally filed a Schedule 13G pursuant to 240.13d-1(d) as a result of the acquisition of shares of ProAssurance Corporation pursuant to a registration statement on Form S-4 filed by ProAssurance Corporation to register the shares issued on June 27, 2001 pursuant to the Agreement to Consolidate dated June 22, 2000, between Medical Assurance, Inc and Professionals Group, Inc.  Reporting person amended his Schedule 13G to report less than 5% beneficial ownership of ProAssurance Corporation at December 31, 2009.  Reporting person filed a new Schedule 13G to report more than 5% beneficial ownership at December 31, 2010, as a result of the reduction of the number of outstanding shares of common stock of ProAssurance Corporation.

Item 4.	Ownership:
(a) Amount Beneficially Owned:
1,107,197 shares
(b) Percent of Class:
3.6%
(c) Number of Shares as to which such Person has:
(i) sole power to vote or to direct the vote:
591,519 shares
(ii) shared power to vote or to direct the vote:*
10,000 shares
(iii) sole power to dispose or to direct the disposition of:
591,519 shares
(iv) shared power to dispose or to direct the disposition of:*
515,678 shares
* These shares include 10,000 shares held jointly with spouse; 467,442 shares held by independent trustees of two trusts in which reporting person has the power to withdraw the shares pursuant to a substitution power; and 38,236 shares held by independent trustees for trusts in which the reporting person has the power to direct investments.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the
Securities Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

/s/ A. Derrill Crowe, M.D.
A. Derrill Crowe, M.D.